Filed by Symyx Technologies, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Symyx Technologies, Inc.
Commission File: 000-27765

SYMYX TECHNOLOGIES, INC.  BOARD OF DIRECTORS REJECTS CERTARA CORPORATION’S “BEST AND FINAL” PROPOSAL

Urges Stockholders to Vote “FOR” Proposed Merger with Accelrys at Wednesday, June 30, 2010 Special Meeting

Santa Clara, CA – June 28, 2010 – Symyx Technologies, Inc. (NASDAQ: SMMX) announced that its board of directors determined today that the June 28, 2010 “best and final” proposal received from Certara Corporation, Tripos International and Pharsight Corporation (collectively referred to as “Certara”) and Vector Capital (“Vector”) (collectively the “Certara/Vector proposal”) to acquire all of the outstanding capital stock of Symyx for $5.75 per share in cash, continues not to constitute a Company Superior Offer as defined in the Symyx merger agreement dated April 5, 2010 with Accelrys, Inc. (NASDAQ: ACCL), would not reasonably be expected to result in a Company Superior Offer and is not in the best interests of Symyx stockholders. The Board noted that Certara/Vector’s “best and final” proposal is not materially different from the modified Certara/Vector proposal it reviewed and rejected on June 24, 2010.

Symyx continues to recommend Symyx stockholders vote “FOR” the adoption of the merger agreement with Accelrys.

The merger with Accelrys is scheduled to close in the beginning of July 2010, subject to stockholder approval and customary closing conditions.  Stockholders of record as of the close of business on May 14, 2010 will be entitled to vote at the meeting.

UBS Investment Bank is acting as financial advisor to Symyx and Cooley LLP is acting as Symyx’s legal advisor.

 If stockholders have any questions or need additional copies of Symyx’s materials, please call MacKenzie Partners today at the phone numbers listed below.

 105 Madison Avenue
New York, NY 10016
symyx@mackenziepartners.com

TOLL-FREE (800) 322-2885
CALL COLLECT (212) 929 5500

About Symyx Technologies, Inc.
Symyx Technologies, Inc. (NASDAQ:SMMX) helps R&D-based companies in life sciences, chemicals, energy, and consumer and industrial products achieve breakthroughs in innovation, productivity, and return on investment. Symyx software and scientific databases power laboratories with the information that generates insight, enhances collaboration and drives productivity. Products include a market-leading electronic laboratory notebook, decision support software, chemical informatics and sourcing databases. Information about Symyx, including reports and other information filed by Symyx with the Securities and Exchange Commission, is available at www.symyx.com.

Important Merger Information and Additional Information and Where to Find It
This communication is being made in respect of the proposed business combination involving Accelrys and Symyx.  In connection with the proposed merger, Accelrys has filed a registration statement on Form S-4 containing a joint proxy statement/prospectus of Accelrys and Symyx. Investors and security holders are urged to carefully read the Registration Statement on Form S-4 and related joint proxy statement/prospectus and other documents filed with the SEC by Accelrys and Symyx, because they contain important information about Accelrys, Symyx and the proposed transaction, including with respect to risks and uncertainties that could delay or prevent the completion of the transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC free at the SEC's website, www.sec.gov and by directing a request when such a filing is made to Accelrys, Inc., 10188 Telesis Court, San Diego, California 92121-1761, Attention: Corporate Secretary or by directing a request when such a filing is made to Symyx Technologies, Inc., 3100 Central Expressway, Santa Clara, California 95051, Attention: Corporate Secretary. Investors and security holders may obtain free copies of the documents filed with the SEC on Accelrys’s website at www.Accelrys.com or Symyx’s website at www.Symyx.com or the SEC’s website at www.sec.gov

Accelrys, Symyx and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction is included in the joint proxy statement/prospectus described above. Additional information about the directors and executive officers of Accelrys is set forth in Accelrys' most recent definitive proxy statement, which was filed with the SEC on July 21, 2009. Additional information about the directors and executive officers of Symyx is set forth in Symyx's most recent definitive proxy statement, which was filed with the SEC on April 29, 2009.

CONTACTS:

Dan Burch / Amy Bilbija / Bob Marese
MacKenzie Partners
(212) 929-5500

Matthew Sherman / Jamie Moser
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449